EXHIBIT 1

                                  [TRANSLATION]

                                                                  March 19, 2008

SECURITIES AUTHORITY                       TEL AVIV STOCK EXCHANGE
www.isa.gov.il                             www.tase.co.il

               IMMEDIATE REPORT CONCERNING A SENIOR EXECUTIVE WHO
                        CEASED TO SERVE IN HIS CAPACITY

          Regulation 34(a) of the Securities Regulations (Periodic and
                            Immediate Reports) 1970

 NOTE: Pursuant to Regulation 34(d) of the Securities Regulations (Periodic and
     Immediate Reports) 1970, in addition to this Report, a list of senior executives, on Form 97, must be filed

1. First name: Ben Zion
Family name: Dagan
Type of identification number: Identity Card
Identification number: 006762165
Type of citizenship: Israeli

2. The capacity that was ceased: Director

3. The date on which the service ceased or will cease: March 18, 2008

The date on which the service began: July 8, 2002

4. According to the best of the knowledge of the company, the cessation DOES NOT entail circumstances that need to be brought to the knowledge of the holders of securities of the company.

NOTE: If the cessation entails circumstances that need to be brought to the knowledge of the holders of securities of the company, give details.

5. The manner of the cessation: Other

The State of Israel and the three banking groups: Leumi, Hapoalim and Discount, hold the rights to appoint Directors in the Bank. The State used to appoint 7 directors and the three banking groups used to appoint 7 directors. As part of the willingness of the above banking groups -in light of the cutbacks in the Bank during the past years- to set the number of Directors appointed by them to only 4, (Leumi 2, Hapoalim 1 and Discount 1), on the condition that the State would not appoint more than 4 Directors, the Bank received notice yesterday from Discount Bank and Discount Investments of the cessation of the service of Mr. B. Dagan who was appointed by them.

6. The capacity in which the senior executive will continue to serve in the company: None


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7. Will the senior executive continue after the cessation to be:

     a.   An Interested Party: No

     b.   A Senior Executive: No

If yes, give details.

8. Was the director who ceased to serve an accounting and financial expert? :
Yes

9. The following is the text of the resignation of an Outside Director and the circumstances of the resignation:

NOTE: To be answered only when an Outside Director has resigned.

10. The date and time that the company was first made aware of the matter dealt in the Report: March 18, 2008 at 12:00 PM